Mail Stop 4720

July 20, 2009

Michael E. Tarvin, Esq.
Executive Vice President, General Counsel and Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

> **Re: Select Medical Holdings Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 18, 2009**
> **File No. 333-152514**

Dear Mr. Tarvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the consummation of your offering is conditioned upon the placement of a new credit agreement and your disclosure indicates that the agreement will be in place at the time this registration statement is declared effective. Please file the new credit agreement and describe its terms in a pre-effective amendment.

Compensation Discussion and Analysis

2008 Named Executive Officer Bonuses, page 115

2. We note your disclosure that, "Our financial performance goals for 2008 for return on equity and earnings per share were not attained." Please disclose the original return on equity and earnings per share targets that were not achieved.

    Further, with regard to the discretionary bonuses awarded, please expand your disclosure to include the "2008 financial results and other performance factors" the compensation committee considered in deciding to establish the discretionary bonus pool, as well as the individual factors the committee considered in allocating shares of the discretionary bonus pool to each named executive officer.

Income Taxes, page F-28

3. 2007 reconciliation of expected federal tax rate to the effective tax rate on page F-29 seems to have changed from the third amendment that was filed on November 25, 2008. Please tell us why the reconciliation was changed. In addition, provide a disclosure that explains why the valuation allowance was increased in 2007 then decreased in 2008.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kei Ino at 202-551-3659 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen M. Leitzell, Esq.
       Dechert LLP
       Cira Centre
       2929 Arch Street
       Philadelphia, Pennsylvania 19104
       Fax: 215-994-2222